SECURITI 04015274 IISSION
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RECEIVED
MAR - 1 2004
152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

C.E. Unterberg, Towbin, LLC (formerly known as "[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Thompson (212) 389-8040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bob Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Unterberg, Towbin, LLC (formerly known as "C.E. Unterberg, Towbin") ,as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

DAVID M. BARRETT
Notary Public, State of New York
No. 01BA6015691
Qualified in Suffolk County
Commission Expires Nov. 2, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
C.E. Unterberg, Towbin LLC
New York, New York

We have audited the accompanying statement of financial condition of C.E. Unterberg, Towbin LLC (the "Company") (formerly C.E. Unterberg, Towbin) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement enumerated above presents fairly, in all material respects, the financial position of C.E. Unterberg, Towbin LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 23, 2004

C.E. UNTERBERG, TOWBIN LLC
(formerly C.E. Unterberg, Towbin)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

C.E. UNTERBERG, TOWBIN LLC
(formerly C.E. Unterberg, Towbin)

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 10,950,651
Securities owned, corporate stocks:	
Marketable - at market value	6,371,073
Not readily marketable - at estimated fair value	1,257,634
Due from broker	6,721,618
Underwriting receivables	2,029,630
Accounts and other receivables	25,320
Due from affiliates	922,023
Member and employee loans and advances	1,055,849
Deposits and prepaid expenses	445,991
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $6,374,787	1,688,505
	$ 31,468,294
LIABILITIES	
Bank overdraft	$ 762,084
Marketable securities sold, not yet purchased - at market value	510,384
Accounts payable and accrued expenses	2,837,882
Syndicate payable	2,016,550
Deferred rent	734,082
Due to broker	23,848
Accrued compensation	1,122,082
Retirement plan contribution payable	373,156
	8,380,068
Commitments and contingencies	
MEMBERS' EQUITY	23,088,226
	$ 31,468,294

See notes to statement of financial condition

NOTE A - ORGANIZATION

C.E. Unterberg, Towbin was formed in California on May 23, 1989 under the California Revised Limited Partnership Acts and is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1934. On November 25, 2003, C.E. Unterberg, Towbin converted from a California Limited Partnership to a Delaware Limited Liability Company and changed its name to C.E. Unterberg, Towbin, LLC (the "Company"). The Company primarily acts as a broker/dealer engaging in general securities activities. The Company renders underwriting, investment banking, research and consulting services and engages in market making activities in equities. It clears all transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[2] Securities transactions:

Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, which are readily marketable are valued on the last business day of the year at the last available reported price. Securities not readily marketable are valued at fair value as determined by the managing members. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with pricing policies determined by the managing members. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

[3] Depreciation and amortization:

Depreciation is provided using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the related assets.

[4] Cash and cash equivalents:

Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less.

[5] Income taxes:

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to the New York City unincorporated business tax.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Due from broker:

Due from broker includes cash and amounts receivable for securities transactions that have not yet settled.

NOTE C - DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by a member firm of the New York Stock Exchange, Inc. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Company may be exposed to off-balance sheet risk. In addition, at December 31, 2003, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Company continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

NOTE D - BENEFIT PLAN

The Company's 401(k) plan provides eligible employees with retirement benefits. Employees are eligible if they have reached 21 years of age and were employed on the plan's effective date, or upon completion of one year of service.

The employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by the managing members at the end of each year. The discretionary contribution is allocated among all eligible participants pro rata on the basis of the total of their compensation. Plan benefits related to the employee and employer contributions vest immediately.

NOTE E - COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases its office space under various noncancellable operating lease agreements, with remaining lease terms in excess of one year. In addition the Company leases the furniture and fixtures, leasehold improvements and equipment utilized in its New York Office under an operating lease, which extends through February 2007.

NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases: *(continued)*

Aggregate minimum future rentals (net of sublease income) under the terms of such agreements are as follows:

Year Ending December 31,	
2004	$ 5,308,000
2005	5,142,000
2006	5,262,000
2007	2,827,000
2008	2,706,000
Thereafter (2009 - 2016)	20,169,000
	$ 41,414,000

The Company and an affiliated partnership entered into a lease agreement which commenced in April of 2000, later amended, which is due to expire on May 7, 2007. The Company does not pay the monthly rent on this lease; however, it would be subject to the full amount upon default by the affiliated partnership. On December 23, 2003, the Company entered into an agreement with the landlord and the affiliated partnership to assume all obligations under the original lease as of December 31, 2003.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords. In lieu of a rent security deposit on its New York Office lease, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $5,000,000 collateralized by the Company's cash and securities held at its clearing broker.

Litigation:

The Company is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

NOTE F - REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the National Association of Securities Dealers, Inc., ("NASD") the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon aggregate indebtedness. As a broker/dealer engaged in market making activities, the Rule requires the Company to maintain minimum net capital equal to the greater of $613,500 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2003, the Company had net qualifying capital of approximately $11,391,000, which was $10,777,000 in excess of its required net capital of $614,000. The Company's ratio of aggregate indebtedness to net capital was .69 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE G - SUBORDINATED BORROWINGS

On January 31, 2003, the Company entered into a junior subordinated revolving credit agreement (the "Agreement") with a bank that expires on January 31, 2004. Under the Agreement, the Company may borrow up to $10,000,000 at an interest rate of the Adjusted London Interbank Offered Rate (LIBOR) plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter. At December 31, 2003, no amounts were drawn pursuant to the agreement. The Company is currently renegotiating the Agreement and is in the process of getting NASD approval.

The subordinated borrowings and any balances drawn pursuant to the junior subordinated revolving credit agreement are covered by agreements approved by the National Association of Securities Dealers, Inc. and are available to the Company in computing its net capital pursuant to Rule 15c3-1 of the SEC. To the extent that balances outstanding on such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE H - RELATED PARTY TRANSACTIONS

The Company shares office space, services and common personnel with affiliates. The Company initially pays for such expenses and is reimbursed by the affiliates for allocable costs.

Included in member and employee loans and advances at December 31, 2003 are notes of approximately $917,000, for which the Company shall expense 25% of the principal and related interest on each anniversary date of the respective note, so long as the employee remains employed by the Company.

NOTE I - SUBSEQUENT EVENT

On January 1, 2004, the Company entered into a reorganization agreement where its members exchanged their respective membership interests in the Company amounting to approximately $16,995,000 for shares of common stock in C.E. Unterberg, Towbin Holdings, Inc. The members of the Company will receive distributions of approximately $6,093,000 in 2004.